SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Midstream Partners LP (f/k/a Inergy Midstream, L.P.)

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226378107

(CUSIP Number)

Steven M. Dougherty

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45671U106

1	Name of reporting person Crestwood Gas Services Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 18,339,314 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 18,339,314 Common Units
11	Aggregate amount beneficially owned by each reporting person 18,339,314 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.3%
14	Type of reporting person OO

CUSIP No. 45671U106

1	Name of reporting person Crestwood Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,995,823 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 27,995,823 Common Units
11	Aggregate amount beneficially owned by each reporting person 27,995,823 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.2%
14	Type of reporting person OO

CUSIP No. 45671U106

1	Name of reporting person Crestwood Holdings II LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,995,823 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 27,995,823 Common Units
11	Aggregate amount beneficially owned by each reporting person 27,995,823 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.2%
14	Type of reporting person OO

CUSIP No. 45671U106

1	Name of reporting person Crestwood Holdings Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,995,823 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 27,995,823 Common Units
11	Aggregate amount beneficially owned by each reporting person 27,995,823 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.2%
14	Type of reporting person OO

CUSIP No. 45671U106

1	Name of reporting person FR XI CMP Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,995,823 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 27,995,823 Common Units
11	Aggregate amount beneficially owned by each reporting person 27,995,823 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.2%
14	Type of reporting person OO

CUSIP No. 45671U106

1	Name of reporting person FR Midstream Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,206,427 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 30,206,427 Common Units
11	Aggregate amount beneficially owned by each reporting person 30,206,427 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.6%
14	Type of reporting person OO

CUSIP No. 45671U106

1	Name of reporting person First Reserve GP XI, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,206,427 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 30,206,427 Common Units
11	Aggregate amount beneficially owned by each reporting person 30,206,427 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.6%
14	Type of reporting person PN

CUSIP No. 45671U106

1	Name of reporting person First Reserve GP XI, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,206,427 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 30,206,427 Common Units
11	Aggregate amount beneficially owned by each reporting person 30,206,427 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.6%
14	Type of reporting person CO

CUSIP No. 45671U106

1	Name of reporting person William E. Macaulay
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,206,427 Common Units
	9	Sole dispositive power 0
	10	Shared dispositive power 30,206,427 Common Units
11	Aggregate amount beneficially owned by each reporting person 30,206,427 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.6%
14	Type of reporting person IN

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of Crestwood Midstream Partners LP, a Delaware limited partnership (the “Issuer”), which, prior to the Follow-On Merger described below was named “Inergy Midstream, L.P.” The principal executive offices of the Issuer are located at 700 Louisiana Street, Suite 2060, Houston, Texas 77002.

Item 2. Identity and Background

(a) This Schedule 13D is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (ix) William E. Macaulay, a United States citizen (collectively with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”).

Crestwood Holdings is the sole member of Gas Services Holdings, which together own all of the limited and general partnership interests of Inergy Holdings, L.P., a Delaware limited partnership (“Inergy Holdings”), the sole member of Inergy GP, LLC, a Delaware limited liability company (“NRGY GP”), which is the general partner of Inergy, L.P. a Delaware limited partnership (“NRGY”), which is the sole member of both (i) NRGM GP, LLC, a Delaware limited liability company (the “General Partner”), which is the general partner of the Issuer and (ii) Crestwood Gas Services GP LLC (“CMLP GP”), the general partner of Crestwood Midstream Partners LP, a Delaware limited partnership (“Crestwood”). Crestwood Holdings has the ability to appoint the members of the board of directors of both NRGY GP and the General Partner. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(b) The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.

(c) FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II, Crestwood Holdings and Gas Services Holdings were formed to make investments in energy-related midstream assets, and to undertake activities related thereto. Mr. Macaulay is Chairman and Chief Executive Officer of First Reserve Partners Limited, an affiliate of each of FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization of each of the Reporting Persons is set forth on the cover pages of this Schedule 13D and the citizenship of each of the Listed Persons is set forth on Schedule I which information is incorporated herein by reference.

Item 3. Sources and Amount of Funds or Other Consideration

On May 5, 2013, Crestwood, CMLP GP, Crestwood Holdings, NRGY, the Issuer, the General Partner and Intrepid Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and conditions of the Merger Agreement, on October 7, 2013 (the “Effective Time”), Merger Sub merged with and into Crestwood, the separate existence of Merger Sub ceased and Crestwood survived and continued to exist as a Delaware limited partnership (the “Merger”). Immediately following the Effective Time, Crestwood merged with and into the Issuer, the separate existence of Crestwood ceased and the Issuer survived and continued to exist as a Delaware limited partnership with the name “Crestwood Midstream Partners LP” (the “Follow-On Merger”).

At the Effective Time, each issued and outstanding Crestwood common unit and Class D unit held by Crestwood Holdings, Gas Services Holdings and CMLP GP (collectively, the “Crestwood Holders”) was converted into the right to receive 1.0700 Common Units (the “Unit Consideration”), and each outstanding Crestwood common unit that was held by any person other than a Crestwood Holder converted into the right to receive the Unit Consideration and $1.03 in cash. Immediately prior to the Effective Time, Gas Services Holdings held 17,347,482 common units of Crestwood and 6,462,944 Class D units of Crestwood, Crestwood Holdings held 2,333,712 common units of Crestwood, CMLP GP held 20,185 Class D units of Crestwood and KA First Reserve, LLC a Delaware limited liability company (“KA First Reserve”) held 264,838 common units of Crestwood.

A copy of the Merger Agreement is incorporated herein by reference as Exhibit A hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit A.

Also on May 5, 2013, Crestwood Holdings, Gas Services Holdings, NRGY and NRGY GP entered into a Follow-On Contribution Agreement (the “Follow-On Contribution Agreement”). Pursuant to the Follow-On Contribution Agreement, on October 7, 2013, immediately following the consummation of the Merger, Gas Services Holdings contributed to NRGY 7,137,841 Common Units that Gas Services Holdings received as Unit Consideration in the Merger in exchange for 14,318,396 common units of NRGY (the “Follow-On Contribution”).

A copy of the Follow-On Contribution Agreement is incorporated herein by reference as Exhibit B hereto and the description of the Follow-On Contribution Agreement contained herein is qualified in its entirety by reference to Exhibit B.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Units reported herein pursuant to the terms of the Merger Agreement for investment purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Units, dispose of some or all of their Common Units or continue to hold Common Units (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the General Partner, unitholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors of the General Partner or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, certificate of limited partnership, limited partnership agreement, corporate documents, agreements, de-listing or de-registration of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in this Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

The following describes plans or proposals that the Reporting Persons may have with respect to certain matters:

Standstill Agreement

Crestwood Holdings is the sole member of Gas Services Holdings, which together own all of the limited and general partnership interests of Inergy Holdings, the sole member of NRGY GP, which is the general partner of NRGY, which is the sole member of the General Partner. On June 19, 2013, John J. Sherman (“Mr. Sherman”) and Crestwood Holdings entered into a Standstill Agreement pursuant to which Mr. Sherman has agreed not to, for a five-year period (i) call (or participate in a group calling) a meeting of the limited partners of NRGY for the purpose of removing (or approving the removal of) NRGY GP as managing general partner of the NRGY and/or electing a successor managing general partner of NRGY; (ii) “solicit” any “proxies” (as such terms are used in the rules of the Securities Exchange Commission) or votes for or in support of (a) the removal of NRGY GP as managing general partner of NRGY or (b) the election of any successor managing general partner of NRGY, or take any action the effect or purpose of which would be to induce limited partners of NRGY to vote or provide proxies that may be voted in favor of any action contemplated by either of the foregoing sub clauses (a) or (b); (iii) seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Act) with respect to the voting of any limited partner interests of NRGY in connection with the removal (or approving the removal) of NRGY GP as managing general partner of NRGY and/or the election of a successor managing general partner of NRGY; (iv) issue, induce or assist in the publication of any press release, media report or other publication in connection with the potential or proposed removal of NRGY GP as managing general partner of NRGY (including with respect to the Issuer) and/or the election of a successor managing general partner of the NRGY; (v) instigate or encourage any third party to do any of the foregoing; or (vi) if NRGY GP is removed as managing general partner of NRGY, participate in any way in the management, ownership and/or control of the successor managing general partner or the successor managing general partner’s operation of the NRGY; provided, however, the foregoing shall not apply if Mr. Sherman has strictly complied with each of his obligations set forth in the foregoing clauses (i) through (iv).

A copy of the Standstill Agreement is incorporated herein by reference as Exhibit C hereto and the description of the Standstill Agreement contained herein is qualified in its entirety by reference to Exhibit C.

Registration Rights Agreement

On June 19, 2013, the Issuer entered into a Registration Rights Agreement in favor of Gas Services Holdings and Crestwood Holdings with respect to Common Units held by the Gas Services Holdings and Crestwood Holdings and their affiliates.

A copy of the Registration Rights Agreement is incorporated herein by reference as Exhibit D hereto and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit D.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The following disclosure is based on 162,337,559 Common Units outstanding as of October 7, 2013. See Schedule 1 for the information applicable to the Listed Persons.

Gas Services Holdings holds 18,339,314 Common Units, representing approximately 11.3% of the outstanding Common Units. Crestwood Holdings holds an additional 2,497,071 Common Units and may be deemed to beneficially own (i) the 18,339,314 Common Units held by Gas Services Holdings, (ii) 7,137, 841 Common Units held by NRGY and (iii) 21,597 Common Units held by CMLP GP, collectively representing approximately 17.2% of the outstanding Common Units.

FR Midstream Holdings may be deemed to beneficially own an additional 2,210,604 Common Units owned directly by KA First Reserve. FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc. is the general partner of FR GP LP, which is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holdings Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings. When FR Midstream Holdings’ indirect beneficial ownership of Common Units through KA First Reserve are combined with other indirect ownership of Common Units through Gas Services Holdings, Crestwood Holdings, NRGY and CMLP GP, such ownership interests represent approximately 18.6% of the outstanding Common Units.

Each of the Reporting Persons (as defined in the Schedule 13D) may be deemed to beneficially own the Common Units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c) Other than the transactions described in this Schedule 13D none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any Listed Person has engaged in any transaction during the past 60 days in any Common Units.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) or the Listed Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 2, Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of May 5, 2013, by and among NRGM, NRGM GP, Merger Sub, the Issuer, Crestwood Holdings, Crestwood and Crestwood Gas Service GP LLC (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-35377))

Exhibit B	Follow-On Contribution Agreement, dated as of May 5, 2013, among Crestwood Holdings and Gas Services Holdings, NRGY and NRGY GP (filed herewith)

Exhibit C	Standstill Agreement, dated as of June 19, 2013, by and among, John J. Sherman and Crestwood Holdings (filed herewith)

Exhibit D	Registration Rights Agreement, dated as of June 19, 2013, by and among, the Issuer, John J. Sherman, Crestwood Holdings and Gas Services Holdings (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Commission on June 19, 2013 (file number 001-35377)).

Exhibit E	Joint Filing Agreement (filed herewith)

Exhibit F	Power of Attorney of William E. Macaulay (filed herewith)

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 11, 2013

Crestwood Gas Services Holdings LLC

By:	/s/ Kelly J. Jameson
	Name:	Kelly J. Jameson
	Title:	Senior Vice President

Crestwood Holdings LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

Crestwood Holdings II LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

Crestwood Holdings Partners, LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

FR XI CMP Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FR Midstream Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

First Reserve GP XI, Inc.

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

/s/ Anne E. Gold as attorney-in-fact for William E. Macaulay
William E. Macaulay

SCHEDULE I

Officers of Crestwood Gas Services Holdings LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Chief Executive Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Joel D. Moxley

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Operating Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

J. “Heath” Deneke

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Commercial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 7,772

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, Chief Accounting Officer and Interim Chief Financial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 13,910

Robert T. Halpin III

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President, Finance of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 10,805

Mark G. Stockard

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President, Investor Relations and Treasurer and Assistant Secretary of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 12,919

Joel C. Lambert

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 7,255

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

Joel D. Moxley

(see above)

J. “Heath” Deneke

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Mark G. Stockard

(see above)

Joel C. Lambert

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

Joel D. Moxley

(see above)

J. “Heath” Deneke

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Mark G. Stockard

(see above)

Joel C. Lambert

(see above)

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

Joel D. Moxley

(see above)

J. “Heath” Deneke

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Mark G. Stockard

(see above)

Joel C. Lambert

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

Address: First Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 7,255

Michael G. France

Address: cFirst Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 7,255

Robert G. Phillips

(see above)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Chief Executive Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Anne E. Gold

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

John A. Hill

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. France

(see above)

Timothy H. Day

(see above)

Cathleen M. Ellsworth

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Francesco Giuliani

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Italy

Amount Beneficially Owned: 0

Neil J. Hartley

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Will Honeybourne

Address: First Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

AddressFirst Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

John Mogford

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

David A. Posner

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey K. Quake

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Claudio Santiago

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Spain

Amount Beneficially Owned: 0

Alan G. Schwartz

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Directors of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alexander D. Williams

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Neil A. Wizel

Address: First Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)